UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Summary of the Resolutions approved by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2016
2.	English translation of notice regarding composition of the Board of Directors and the Supervisory Committee

Item 1

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 08, 2016 (the “Meeting”).

There was one (1) common stockholder present, by proxy, with an aggregate of 5,330,400 book-entry shares of common stock, with an aggregate par value of $53,304,000 and 5,330,400 votes, which represent 78.38% of the capital stock and 100% of the votes. There were also two (2) preferred stockholders, one of them by proxy and the other one in person, each of them holding one (1) Class B Preferred Share, par value AR$10, with no voting rights.

1)	“Appointment of two shareholders to approve and sign the Minutes of the Meeting.”

The Meeting resolved that the Minutes be signed by the attorney-in-fact of Sofora Telecomunicaciones S.A., by the Company’s President, and by the regular member of the Supervisory Committee, Mr. Gerardo Prieto.

2)	“Consideration of the appointment of regular and alternate directors.”

Taking into account that: (i) at the meeting held on March 8, 2016, the Board considered the resignations submitted to it on such date by all regular and alternate directors of the Company appointed pursuant to Grupo Telecom Italia’s proposal. Thus, the following “Non Independent” directors submitted their resignations: Regular Directors: Messrs. Patrizio Graziani (Chairman of the Board), Andrea Balzarini and Lorenzo Canu; and Alternate Director: Mr. Diego María Serrano Redonnet. Also, the following “Independent” directors submitted their resignations: Regular Directors: Mr. Domingo Jorge Messuti and Ms. María Inés Cecilia de San Martín. Alternate Director: Mr. Daniel Cristian Falck; (ii) during the above mentioned meeting, and having accepted the above referred resignations, the Board requested the Supervisory Committee to appoint regular and alternate directors to fill the vacancies created by such resignations until the next stockholders meeting, pursuant to Section 258, 2nd paragraph of the Business Companies Law, and (iii) the directors’ appointment made by the Supervisory Committee is effective until the Meeting, the Meeting resolved to appoint Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes, José Luis Galimberti, José Carlos Cura and Patricio Gómez Sabaini as regular directors, and Messrs Javier Errecondo, Christian Whamond, Ignacio Villarroel and Juan Ignacio Cosentino as alternate directors, to serve in their positions until the date of the annual stockholders’ meeting during which financial documents for the fiscal year ending on December 31, 2016 will be considered. It was noted that alternate directors Messrs. Javier Errecondo, Christian Whamond and Ignacio Villarroel will act as alternates of any of regular directors Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes and José Luis Galimberti in case of absence or impossibility, while alternate directors Messrs. Juan Ignacio Cosentino and Mario Biondi (previously appointed) will act as alternates of any of regular directors Messrs. José Carlos Cura and Patricio Gómez Sabaini, in case of absence or impossibility.

It was also noted that, pursuant to the requirements of Section 4, Chapter I, Title XII of the CNV Rules (NT 2013) and the SEC Rules, Messrs. José Carlos Cura, Patricio Gómez Sabaini and Juan Ignacio Cosentino are “independents” according to both the CNV Rules and the SEC Rules, while the rest of the appointed directors are “NOT independents”.

The Meeting also resolved to authorize Mses. María Constanza Martella, D.N.I. 29.499.963, María Ximena Digon D.N.I. 24.655.051, Delfina Lynch D.N.I. 35.961.190, Adela Vieyra, D.N.I. 34.630.048 and María Leonor Rodríguez Pratt, D.N.I. 36.625.870 to turn the resolutions of this point 2) into an executed private document, pursuant to the CNV Rules and the Rules of the Inspección General de Justicia (Office of Corporations or IGJ), with powers to respond to IGJ’s objections, receive notice of any comments that the IGJ may make, execute complementary private documents and perform any other acts that may be necessary to comply with the foregoing proxy.

3)	“Consideration of the resignations submitted by two members and two alternate members of the Supervisory Committee and appointment of their replacements until the next Annual Ordinary Shareholders’ Meeting is held.”

Taking into account that on March 8, 2016, the members of the Supervisory Committee Messrs. Ignacio Arrieta and Diego Martín Garrido, and the alternate members thereof, Mses. Jacqueline Berzón and María Marta Cancio, submitted their resignations to their respective positions, effective as of the date on which the stockholders meeting appointing their replacements is held, the Meeting resolved: (i) to accept the resignations submitted by the members of the Supervisory Committee Messrs. Ignacio Arrieta and Diego Martín Garrido, and the alternate members thereof Mses. Jacqueline Berzón and María Marta Cancio; and (ii) to appoint two members and two alternate members of the Supervisory Committee for the purpose of completing the terms of those members who have resigned (i.e., until the date of the annual stockholders’ meeting during which financial documents for the fiscal year ending on December 31, 2015 will be considered, since the term of the members of the Supervisory Committee is annual, pursuant to the Company’s bylaws): Messrs. Diego Emilio Rangugni and Pablo Buey Fernández as members and Messrs. Javier Alegría and Facundo Genis as alternate members (of any of Messrs. Diego Emilio Rangugni and Pablo Buey Fernández), taking note that all candidates have accepted their appointments in advance. In addition, pursuant to Section 79 of Law No. 26,831, the Meeting was informed that Messrs. Diego Emilio Rangugni, Pablo Buey Fernández, Javier Alegría and Facundo Genis are lawyers and that all of them qualify as “Independent”, pursuant to the Technical Resolutions issued by the FACPCE [Federación de Consejos Profesionales de Ciencias Económicas], which apply to determine the independence of the members of the Supervisory Committee, pursuant to Section 12, Chapter III, Title II of the CNV Rules (N.T. 2013). In addition, it was informed that (i) neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A., and (ii) the proposed members of the Supervisory Committee are not involved in any of the scenarios mentioned in Section 4º, Chapter I, Title XII, of the CNV Rules (N.T. 2013).

4)	“Review of the performance of the regular and alternate Directors as well as the members and alternate members of the Supervisory Committee who resigned due to the change of the controlling shareholder of the Company”.

The meeting resolved to approve the performance of all the members of the Board of Directors whose resignations were mentioned when considering point two of the Agenda, from their appointment and until March 8, 2016, when their resignations were accepted, and of the members of the Supervisory Committee whose resignations were approved when considering point three of the Agenda, from their appointment until the date of this Meeting.

5)	“To grant indemnity to the extent and as far as it is allowed by law, for a period of 6 years, to the members and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the controlling shareholder of the Company and to the former Directors and members of the Supervisory Committee of Nortel Inversora S.A. nominated or appointed, directly or indirectly, by the former controlling shareholder”.

The Meeting resolved to grant the indemnity as described in this point of the Agenda.

The Meeting was observed by Dr. Rafael Di Leo, representing the Buenos Aires Stock Exchange, and Dra. María Parodi, representing the CNV.

Maria Blanco Salgado

Attorney-in-fact

Item 2

NORTEL INVERSORA S.A.

Appointment of Members of the Supervisory Committee, Directors and Members of the Audit Committee

Resolutions passed by Ordinary and Extraordinary General Stockholders’ Meetings held on April 29, 2014, April 29, 2015 and April 8, 2016 and by the Board of Directors and Supervisory Committee held on April 8, 2016, in connection with the members of the Board of Directors, the Supervisory Committee and the Audit Committee of Nortel Inversora S.A.

BOARD OF DIRECTORS: President: Baruki Luis Alberto González. Vice President: Eduardo Federico Bauer. Regular Directors: Saturnino Jorge Funes, José Luis Galimberti, Julio Pedro Naveyra, José Carlos Cura and Patricio Gómez Sabaini. Alternate Directors: Javier Errecondo, Christian Whamond and Ignacio Villarroel (alternates for any of Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes and José Luis Galimberti), Pablo Rodrigo Tarantino (alternate fo Mr. Eduardo Federico Bauer), Fabiana Leticia Marges (alternate for Mr. Julio Pedro Naveyra), Juan Ignacio Cosentino and Mario Biondi (alternates for any of Messrs. José Carlos Cura and Patricio Gómez Sabaini). The members of the Board of Directors shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2016 will be considered.

SUPERVISORY COMMITTEE: Regular Members: Pablo Andrés Buey Fernández (President), Diego Emilio Rangugni and Gerardo Prieto. Alternate Members: Javier Alegría and Facundo Genis (alternates for any of Messrs. Pablo Andrés Buey Fernández and Diego Emilio Rangugni) and Guillermo Feldberg (alternate for Mr. Gerardo Prieto). The members of the Supervisory Committee shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2015 will be considered.

AUDIT COMMITTEE: José Carlos Cura, Patricio Gómez Sabaini and Julio Pedro Naveyra (“financial expert” of the Audit Committee). All of them have expertise and experience in business and/or financial and/or accounting matters, as required by Section 15, Part V, Chapter III, Title II, of the CNV Rules (N.T. 2013). The members of the Audit Committee shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2015 will be considered.

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 12, 2016	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations